UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. __)

iPass Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

46261V108
(CUSIP Number)

February 11, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒          Rule 13d-1(c)
☐           Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108	Page 2 of 11

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,740,713 shares of Common Stock
		6.	SHARED VOTING POWER ----------
		7.	SOLE DISPOSITIVE POWER 2,740,713 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,713 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.2% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	Page 3 of 11

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners (RCM), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,799,651 shares of Common Stock
		6.	SHARED VOTING POWER ---------
		7.	SOLE DISPOSITIVE POWER 2,799,651 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER ---------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,651 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	Page 4 of 11

1.	NAME OF REPORTING PERSONS Millennium Technology Value Partners Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,563,649 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,563,649 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,649 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108	Page 5 of 11

1.	NAME OF REPORTING PERSONS Millennium TVP (GP), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,563,649 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,563,649 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,649 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.6% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108	Page 6 of 11

1.	NAME OF REPORTING PERSONS Samuel L. Schwerin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,764,129 shares of Common Stock
		6.	SHARED VOTING POWER -----------
		7.	SOLE DISPOSITIVE POWER 5,764,129 shares of Common Stock
		8.	SHARED DISPOSITIVE POWER -----------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,764,129 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9% of the outstanding Common Stock
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108	Page 7 of 11

Preliminary Statement:

This Schedule 13G is filed by Millennium Technology Value Partners, L.P. (“Millennium LP”), Millennium Technology Value Partners (RCM), L.P. (“Millennium RCM LP”), Millennium Technology Value Partners Management, L.P. (“Millennium Management”), Millennium TVP (GP), LLC (“Millennium TVP”) and Samuel L. Schwerin (collectively, the “Filers”) and amends, supplements and replaces in its entirety the Schedule 13D filed on January 8, 2010, as previously amended (the “Schedule 13D”),  relating to shares of Common Stock of iPass Inc., a Delaware corporation  (the “Issuer”).  The Filers were eligible to file on Schedule 13G in accordance with Rule 13d-1(c) at the time the Schedule 13D was filed, but elected to file on Schedule 13D at that time.  The Filers do not hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.   The Filers accordingly determined to report their beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13G rather than the Schedule 13D.  For purposes of clarity, this Schedule 13G is not being filed as the result of any acquisition or disposition of Common Stock by the Filers.  Note, however, that Millennium Management, Millennium TVP and Samuel L. Schwerin are reporting on this Schedule 13G 23,285 shares of Common Stock distributed by Millennium LP and Millennium RCM LP to their general partner, Millennium Management, on October 16, 2014.

Item 1.

(a)         Name of Issuer:

iPass Inc.

(b)         Address of Issuer’s Principal Executive Offices:

3800 Bridge Parkway
Redwood Shores, California 94065
Item 2.

(a)         Name of Person Filing:

This statement is filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), by:

(i)           Millennium Technology Value Partners, L.P.;

(ii)           Millennium Technology Value Partners (RCM), L.P.;

(iii)           Millennium Technology Value Partners Management, L.P.;

(iv)           Millennium TVP (GP), LLC; and

(v)           Samuel L. Schwerin.

The Filers have entered into a Joint Filing Agreement and Power of Attorney, dated February 10, 2016, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Filers agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Filers are filing this statement jointly, but not as members of a group and each expressly disclaims membership in a group.  In addition, the filing of this Schedule 13G shall not be deemed an admission that the Filers are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Common Stock he or it does not directly own. Each of the Filers specifically disclaims beneficial ownership of the Common Stock reported herein that he or it does not directly own.

CUSIP NO. 46261V108	Page 8 of 11

 (b)         Address of Principal Business Office or, if None, Residence:

The principal business address for each Filer is:

32 Avenue of the Americas, 17th Floor
New York, NY 10013

(c)         Citizenship:

Millennium RCM LP, Millennium LP and Millennium Management are each Delaware limited partnerships.  Millennium TVP is a Delaware limited liability company. Samuel L. Schwerin is a United States citizen.

(d)         Title of Class of Securities:

Common Stock, par value $0.001 (“Common Stock”)

(e)         CUSIP Number:

46261V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Filer and is incorporated herein by reference for each Filer.  The percentage ownership set forth is based on 64,520,886 shares of Common Stock (the number of shares of Common Stock reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q for quarterly period ended September 30, 2015).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP NO. 46261V108	Page 9 of 11

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of the Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 46261V108	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TVP (GP), LLC
By: /s/ Daniel Burstein Daniel Burstein, Manager

/s/ Samuel L. Schwerin Samuel L. Schwerin

CUSIP NO. 46261V108	Page 11 of 11

EXHIBIT A

JOINT FILING AGREEMENT and POWER OF ATTORNEY

Pursuant to Rule 13d-1(k), the undersigned hereby agree that the attached Schedule 13G (including any amendments thereto) is filed by behalf of each of them with respect to the  Common Stock, par value $0.001 per share, of iPass Inc., and further agree that this Joint Filing Agreement and Power of Attorney shall be included as an exhibit to such joint filing.

Each of the undersigned hereby makes, constitutes, and appoints Samuel L. Schwerin their true and lawful attorney-in-fact, with full power of substitution, for it in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this Schedule 13G, together with exhibits to any such amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact’s substitute or substitutes may do or cause to be done by virtue hereof.

Date: February 12, 2016
MILLENNIUM TECHNOLOGY VALUE PARTNERS, L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner
By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS (RCM), L.P.
By: Millennium Technology Value Partners Management, L.P., its General Partner By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TECHNOLOGY VALUE PARTNERS MANAGEMENT, L.P.
By: Millennium TVP (GP), LLC, its General Partner By: /s/ Daniel Burstein Daniel Burstein, Manager

MILLENNIUM TVP (GP), LLC
By: /s/ Daniel Burstein Daniel Burstein, Manager

/s/ Samuel L. Schwerin Samuel L. Schwerin